Contact

www.linkedin.com/in/willbubenik
(LinkedIn)

Top Skills

Sports Management

Social Media

Basketball

Certifications

Certified Hospitality Professional

Honors-Awards

Dean's List

Jordan Krakauer Memorial
Scholarship Recipient

Will Bubenik

Accessibility Specialist - I Help Businesses Deliver Accessible Experiences

St Louis, Missouri, United States

Summary

Accessibility is important. Inclusion is essential. I currently serve as the Chief Accessibility Officer for CurbCutOS, with my goal to help achieve the same impact in the digital world that the "curbcut effect" caused in the physical world.

The curbcut effect describes how addressing disadvantages or exclusions experienced by one group of people creates an environment that enables everyone to participate and contribute fully. It alludes to how sidewalk ramps at intersections (curbcuts) were installed in the physical world to make infrastructure more accessible to wheelchair users and blind pedestrians crossing the street. However, the curbcut soon became a universal benefit for all, such as assisting people pushing strollers or carts, wheeling luggage, riding bicycles, and even running/walking.

In short: When we design for disabilities...we make things better for everyone.

I bring the message of respect, inclusion, and equity to the disability community through inclusive technologies. I help add the 'A' for 'Accessibility' into DEI (Diversity, Equity, and Inclusion).

Services we provide include digital accessibility compliance (WCAG, ADA Title II, Section 508, EN 301 549, and AODA), website accessibility, content accessibility, document accessibility, accessibility training, accessibility program management, and more.

Want to learn more?

Visit the links below on our website and send over a connection request. I look forward to working with you on your accessibility goals!

Experience

CurbCutOS, Inc. (formerly Nebula Media Group)
Chief Accessibility Officer
February 2023 - Present (4 months)
St Louis, Missouri, United States

CurbCutOS is a full-service digital accessibility solutions company. Our purpose is to achieve the same impact in the digital world that the curbcut effect caused in the physical world.

Level Access
Accessibility Consultant, Mid-Market Industry Lead
November 2021 - Present (1 year 7 months)
Vienna, Virginia, United States

Nebula Media Group
Founder & Principal Accessibility Consultant
January 2021 - February 2023 (2 years 2 months)
St Louis, Missouri, United States

Making Accessibility Accessible – it’s in our DNA.

Nebula Media Group creates customized digital accessibility solutions for small to mid-size businesses.

Arch Grants
2021 Cohort Member
October 2021 - October 2022 (1 year 1 month)
St Louis, Missouri, United States

Arch Grants has a mission to transform the economy in St. Louis by attracting and retaining extraordinary entrepreneurs. Through their unique and groundbreaking Global Startup Competition model, Arch Grants provides $50,000 equity-free grants and access to an ecosystem of resources, helping early-stage startups grow and scale. Arch Grants develops the next generation of employers, civic leaders, and philanthropists for the St. Louis region.

My business, Nebula Media Group, was selected to be a part of the 2021 Cohort, relocating operations from Philadelphia, PA to St. Louis, MO in October 2021.

UMSL Accelerate
2022 Cohort Member

December 2021 - May 2022 (6 months)
St Louis, Missouri, United States

University of Missouri - Saint Louis (UMSL) Accelerate's Diversity, Equity, and Inclusion (DEI) Accelerator has a goal of supporting diverse founders from underrepresented communities and promoting diversity, equity, and inclusion in the St. Louis ecosystem.

Nebula Media Group was selected for the 2022 cohort, where UMSL Accelerate provided each of the five selected founders with a $50,000 non-dilutive capital injection and $200,000 in in-kind resources, such as paid UMSL student interns, and the opportunity to participate in an eight-week, best-in-class business development program.

Athlete Ally

Research & Data Management Consultant

July 2020 - April 2022 (1 year 10 months)

Athlete Ally educates athletic communities at all levels — sport governing bodies, teams, and individual athletes — to understand obstacles to inclusion for LGBTQ people in sports and how they can build inclusive communities on their teams or within their organizations.

Temple University

7 years 5 months

2021 Temple 30 Under 30 Recipient

July 2020 - December 2021 (1 year 6 months)
Philadelphia, Pennsylvania, United States

The 30 Under 30 awards program recognizes trailblazing young alumni who are disrupting the status quo to make a better tomorrow for all of us. From more than 55,500 young Temple alumni, we seek to identify and highlight outstanding Owls who are changemakers, trendsetters, problem solvers, and innovators, who truly exemplify what it means to be Temple Made.

2020 StartUp Studio Cohort

May 2020 - July 2020 (3 months)
Greater Philadelphia

The StartUp Studio is Temple’s business accelerator cohort program, a twelve-week curriculum designed to accelerate the growth of Be Your Own Boss Bowl finalists as they move through the fund and launch process. StartUp Studio culminates in a Demo Day where companies have the opportunity to pitch their

businesses to mentors, investors, and industry professionals who can provide support based on unique company needs.

Nebula Media Group was a part of the 2020 StartUp Studio Program.

2020 Be Your Own Boss Bowl - Social Impact Track Winner
April 2018 - April 2020 (2 years 1 month)

The Be Your Own Boss Bowl (BYOBB) Competition started in 1997 at Temple University as one of the nation's most lucrative pitch competitions for aspiring entrepreneurs. Nebula Media Group won the 2020 Social Impact Track in the BYOBB and secured $20,000 in equity-free funding.

Co-Founder of Game On: Sports & the Law Conference
August 2017 - April 2018 (9 months)
Greater Philadelphia Area

Student Ambassador
September 2015 - December 2017 (2 years 4 months)
Greater Philadelphia Area

School of Sport, Tourism & Hospitality Management (STHM) Ambassador

Academic Mentor
January 2016 - May 2016 (5 months)
Greater Philadelphia Area

The Nancy & Donald Resnick Academic Support Center for Student-Athletes

Team Manager
August 2014 - January 2016 (1 year 6 months)
Greater Philadelphia Area

Temple University Men's Basketball

Special Olympics
Global Youth Engagement Reporting Fellow
February 2021 - July 2021 (6 months)
Washington, District of Columbia, United States

The Global Youth Engagement Reporting Fellow is part of the team responsible for the critical role of administering global, multi-year grants to Special Olympics Programs.

Philadelphia 76ers
6 years

Game Presentation Associate

July 2019 - September 2020 (1 year 3 months)
Greater Philadelphia Area

Mascot Assistant
October 2014 - September 2020 (6 years)
Greater Philadelphia Area

The Sibling Leadership Network
2 years 11 months

Member
March 2017 - January 2020 (2 years 11 months)

The mission of the Sibling Leadership Network is to provide siblings of individuals with disabilities the information, support and tools to advocate with their brothers and sisters and to promote the issues important to them and their entire families.

Treasurer & Conference Contributor
January 2019 - September 2019 (9 months)

I served as Treasurer for the 2019 Sibling Leadership Network Conference in Minneapolis, MN, overseeing the conference budget and administering payments to vendors. I also coordinated staff meetings and contributed qualitative disability sibling research to the 2019 Conference.

Michigan Sport Business Conference
2017 BIG Initiative Award Winner
October 2017 - October 2017 (1 month)
Ann Arbor, Michigan

The Michigan Sports Business Conference BIG Initiative recognizes 10 non-Michigan undergraduate students who exemplify leadership, creativity and innovation through their achievements.

Leverage Agency
Business Development Associate
May 2017 - August 2017 (4 months)
Greater New York City Area

Krossover
Business Development Intern
June 2016 - August 2016 (3 months)
Greater New York City Area

Manhattan Sports Business Academy
Selected Participant, Class of 2016
February 2016 - August 2016 (7 months)
Greater New York City Area

The Manhattan Sports Business Academy (MSBA) is an eight-week summer immersion program designed for college students and young professionals seeking career acceleration in the sports industry.

Education

Temple University
Bachelor’s Degree, Sport & Recreation Management · (2014 - June 2018)

University of North Carolina at Chapel Hill
Certificate Program, Psychology · (2021)